Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement of Glacier Bancorp, Inc. on Form S-4 of our report dated dated February 25, 2025, on our audits of the consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2024 and 2023, and for each of the years in the three-year period ended December 31, 2024, which report is included in Glacier Bancorp, Inc.’s Annual Report on Form 10-K. We also consent to the incoporation by reference of our report dated February 25, 2025, on our audit of the internal control over financial reporting of Glacier Bancorp, Inc. as of December 31, 2024, which report is included in Glacier Bancorp, Inc.’s Annual Report on Form 10-K. We also consent the reference to our firm under the caption “Experts”.

/s/ Forvis Mazars, LLP

Denver, Colorado

February 27, 2025